# EQUITY MULTIPLE, INC.

AUDITED CONSOLIDATED FINANCIAL
STATEMENTS FOR THE YEARS ENDING DECEMBER
31, 2021, AND DECEMBER 31, 2020

*DATE ISSUED: MAY 16, 2022*

**EQUITY MULTIPLE, INC.**

**Audited Consolidated Financial Statements**

**FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020**

CONTENTS OF REPORT

**Lama Najib**
Certified Public Accountant in the United States of America
License 0033681
State of Colorado

**PROCYON FINANCIAL LLC**

**24A Trolley Square #2289**

**Wilmington, DE 19806**

## INDEPENDENT AUDITOR'S REPORT

To the stockholders of EQUITY MULTIPLE, INC.,

91 FIFTH AVENUE, 5th FLOOR,

NEW YORK, NY 1003, UNITED STATES

I have audited the accompanying consolidated financial statements of EQUITY MULTIPLE, INC., which comprise the consolidated Balance Sheet as of December 31, 2021, and December 31, 2020, and the related consolidated Statements of Income, Cash Flows and Changes in Stockholders' Equity for the years then ended, and the notes to the consolidated financial statements comprising a summary of significant accounting policies and other explanatory information.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these consolidated financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

**Opinion**

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of EQUITY MULTIPLE, INC. as of December 31, 2021, and December 31, 2020, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.



05/10/2022

# EQUITY MULTIPLE, INC.

## CONSOLIDTED BALANCE SHEET
## AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

|  |  | As of December 31, 2021 | As of December 31, 2020 |
|---|---|---|---|
| **Assets** |  |  |  |
| Current assets: |  |  |  |
| Cash and cash equivalents | $ | 7,596,755 | 4,139,722 |
| Prepaid expenses |  | 215,967 | 36,946 |
| Investments held for sale |  | 290,650 | 124,600 |
| Short term notes investments |  | 8,937,197 | - |
| Accounts Receivable |  | 3,402,356 | 1,235,249 |
| Retainers |  | 6,000 | - |
| Total current assets |  | 20,448,925 | 5,536,517 |
|  |  |  |  |
| Property, plant & Equipment: |  |  |  |
| Computers, furniture & equipment, net |  | 90,296 | 42,813 |
| Total property, plant & equipment |  | 90,296 | 42,813 |
|  |  |  |  |
| Intangible assets: |  |  |  |
| Note-offering program, net |  | 156,128 | - |
| Total intangible assets |  | 156,128 | - |
|  |  |  |  |
| Non-current assets: |  |  |  |
| Investments |  | 756,690 | 326,552 |
| Security deposits |  | 163,333 | - |
| Total non-current assets |  | 920,023 | 326,552 |
|  |  |  |  |
| **Total Assets** | $ | **21,615,372** | **5,905,882** |
|  |  |  |  |
| **Liabilities & Stockholders' Equity** |  |  |  |
| Current liabilities: |  |  |  |
| Short-term note series |  | 14,870,000 | - |
| Accrued bonuses |  | 550,000 | 222,000 |
| PPP loan |  | 576,583 | 500,600 |
| Accounts payable |  | 396,217 | 98,200 |
| Accrued expenses |  | 75,704 | 100,053 |
| Deferred expenses |  | 375,646 | 96,304 |
| Credit cards |  | 52,110 | 42,642 |
| Total current liabilities |  | 16,896,260 | 1,059,799 |
|  |  |  |  |
| **Total liabilities** | $ | **16,896,260** | **1,059,799** |

The accompanying notes are an integral part of these consolidated financial statements.

# EQUITY MULTIPLE, INC.

## CONSOLIDTED BALANCE SHEET (Continued)
## AS OF DECEMBER 31, 2021, AND DECEMBER 31, 2020

|  | As of December 31, 2021 | As of December 31, 2020 |
|---|---|---|
| **Stockholders' Equity:** | | |
| Common stock, $0.0001 par value, 7,329,793 shares authorized, 3,055,920 and 2,665,499 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively | 305 | 266 |
| Preferred stock, $0.0001 par value, 3,902,293 shares authorized, 3,863,419 and 3,863,419 shares issued and outstanding as of December 31, 2021, and December 31, 2020, respectively | 386 | 386 |
| Additional Paid-in Capital | 10,695,180 | 10,018,086 |
| Additional Paid-in Capital- Stock based compensation | 111,605 | 54,278 |
| Retained Earnings (accumulated deficit) | (5,226,933) | (3,854,718) |
| Net income (loss) | (861,431) | (1,372,215) |
| **Total stockholders' equity (deficit)** | **4,719,112** | **4,846,083** |
| **Total Liabilities and stockholders' equity (deficit)** $ | **21,615,372** | **5,905,882** |

The accompanying notes are an integral part of these consolidated financial statements.

# EQUITY MULTIPLE, INC.

## CONSOLIDATED STATEMENT OF INCOME
## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

| | 2021 | 2020 |
|---|---|---|
| **Revenue:** | | |
| Origination fees | 2,016,346 | 1,633,778 |
| Due diligence fees | 714,823 | 275,383 |
| Technology & Admin Closing fees | 1,571,732 | - |
| Asset management fees | 1,528,424 | 1,496,670 |
| Administration fees | 487,930 | 273,320 |
| Servicing fees | 115,624 | 71,399 |
| Corporate investment income | 43,425 | 70,971 |
| Profit Participation | 1,439,153 | 106,228 |
| Other income | 277,154 | 266,734 |
| Spread income | 173,450 | - |
| Investment income from short term notes | 125,425 | - |
| Total revenues | **8,493,486** | **4,194,483** |
| | | |
| Cost of services | 925,132 | 571,741 |
| | | |
| **Gross Profit** | **7,568,354** | **3,622,742** |
| | | |
| **Expenses:** | | |
| Salaries, benefits & payroll taxes | 5,592,867 | 3,396,229 |
| Taxes | 5,176 | 2,417 |
| IT software & consumables | 401,263 | 299,665 |
| Insurance | 124,057 | 69,819 |
| Legal & Professional Services | 567,331 | 442,958 |
| Advertising & Marketing | 1,516,044 | 461,150 |
| Travel & transportation | 12,087 | 26,151 |
| Meals & Entertainment | 16,087 | 20,319 |
| Rent | 122,448 | 75,903 |
| Office expenses | 44,196 | 9,643 |
| Bank Charges & Fees | 11,049 | 6,064 |
| Depreciation & Amortization | 34,934 | 11,180 |
| Bad debt expense | 40,367 | 38,773 |
| Miscellaneous expenses | 30,626 | 19,767 |
| Stock based compensation expense | 395,894 | 54,938 |
| Total Expenses | 8,914,426 | 4,934,976 |
| | | |
| **Income from operations (loss)** | **(1,346,072)** | **(1,312,234)** |
| | | |
| **Other Income (Expenses):** | | |
| Interest expenses | - | (56,752) |
| SBA- Paycheck protection program grant | 500,700 | - |
| SBA- Targeted EIDL advance | - | 10,000 |
| Realized gains (losses) on investments | (16,059) | (13,229) |
| Total Other Income (expenses) | **484,641** | **(59,981)** |
| | | |
| Net income (loss) for the year $ | **(861,431)** | **(1,372,215)** |

The accompanying notes are an integral part of these consolidated financial statements.

# EQUITY MULTIPLE, INC.

## CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

| ($) | Common stock (shares) | Common stock (par) | Preferred stock (shares) | Preferred stock (par) | Additional paid-in Capital | Retained earnings (accumulated deficit) | APIC- Stock based compensation expense | Total |
|---|---|---|---|---|---|---|---|---|
| **Beginning Balance, December 31, 2019** | **2,662,500** | **266** | **-** | **-** | **-** | **(3,854,718)** | **-** | **(3,854,452)** |
| Issuance of Common stock | 2,999 | - | - | - | 1,319 | - | - | **1,319** |
| Issuance of Preferred stock | - | - | 3,863,419 | 386 | 10,016,767 | - | - | **10,017,153** |
| Net income (loss) | | | | | | (1,372,215) | | **(1,372,215)** |
| Stock based compensation | - | - | - | - | - | - | 54,278 | **54,278** |
| **Ending Balance, December 31, 2020** | **2,665,499** | **266** | **3,863,419** | **386** | **10,018,086** | **(5,226,933)** | **54,278** | **4,846,083** |
| Issuance of Common stock | 390,421 | 39 | - | - | 677,094 | - | - | **677,133** |
| Issuance of Preferred stock | - | - | - | - | - | - | - | **-** |
| Net income (loss) | - | - | - | - | - | (861,431) | - | **(861,431)** |
| Stock based compensation | - | - | - | - | - | - | 57,327 | **57,327** |
| **Ending Balance, December 31, 2021** | **3,055,920** | **305** | **3,863,419** | **386** | **10,695,180** | **(6,088,364)** | **111,605** | **4,719,112** |

The accompanying notes are an integral part of these consolidated financial statements.

# EQUITY MULTIPLE, INC.

## CONSOLIDATED STATEMENT OF CASH FLOWS
## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

|  |  | As of December 31, 2021 | As of December 31, 2020 |
|---|---|---|---|
| Cash flow From Operating Activities: |  |  |  |
| Net income (loss) | $ | (861,431) | (1,372,215) |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: |  |  |  |
| Stock based compensation expense |  | 395,894 | 54,938 |
| Depreciation |  | 16,417 | 11,180 |
| Amortization |  | 18,517 | - |
| Changes in: |  |  |  |
| Prepaid expenses |  | (179,021) | 61,512 |
| Accounts Receivable |  | (2,167,107) | (7,370) |
| Retainers |  | (6,000) | - |
| Security deposits |  | (163,333) | - |
| Credit cards |  | 9,468 | 11,729 |
| Accrued expenses |  | (24,349) | 100,053 |
| Deferred expenses |  | 279,342 | 96,304 |
| Accrued bonuses |  | 328,000 | 51,101 |
| Accounts Payable |  | 298,017 | 19,850 |
| Net cash provided (used) by operating activities |  | **(2,055,586)** | **(972,918)** |
|  |  |  |  |
| Cash flow From Investing Activities: |  |  |  |
| Purchases of computers, furniture & equipment |  | (63,900) | (13,217) |
| Intangibles |  | (174,645) | - |
| Investment transactions |  | (9,533,385) | 359,596 |
| Net cash provided (used) by investing activities |  | **(9,771,930)** | **346,379** |
|  |  |  |  |
| Cash flow from Financing Activities |  |  |  |
| Proceeds from issuance of common stock (exercise of options) |  | 338,566 | - |
| Proceeds from issuance of preferred stock (conversions & exercise of options) |  | - | 4,775,062 |
| PPP loan |  | 75,983 | 500,600 |
| Short term notes series |  | 14,870,000 | - |
| Loan repayments |  | - | (1,000,000) |
| Net cash provided (used) by financing activities |  | **15,284,549** | **4,275,662** |
|  |  |  |  |
| Increase (decrease) in Cash |  | 3,457,033 | 3,649,123 |
| Cash, beginning of year |  | 4,139,722 | 490,599 |
| **Cash, end of year** | $ | **7,596,755** | **4,139,722** |

The accompanying notes are an integral part of these consolidated financial statements.

# EQUITY MULTIPLE, INC.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

**About the Company & its Nature of operations**

EQUITY MULTIPLE, INC. ("the Company", "the Parent", "EMI"), is a corporation formed pursuant to the provisions of the Delaware General Corporation law on February 11, 2015. The Company operates in the financial technology and Real Estate Investment industries and provides accredited investors access to professionally managed, private real estate transactions across property types and risk profiles.

The Company's consolidated financial statements include the following wholly owned entities, collectively 'the Subsidiaries':

- EM MANAGER LLC ("EM MANAGER"), a limited liability company formed in the state of Delaware on June 16, 2015.

- EM CRE STRATEGIES MANAGER, LLC ("EM CRE"), a limited liability company formed during 2021 in the state of Delaware.

- EM ADVISOR, LLC ("EM ADVISOR"), a limited liability company formed in the state of Delaware on June 16, 2015.

- EM ADMINISTRATION, LLC ("EM ADMINISTRATION"), a limited liability company formed in the state of Delaware on June 19, 2019.

- EM ST Notes, LLC ("EM ST NOTES"), a limited liability company formed in the state of Delaware on June 30, 2021.

In the ordinary course of business, EMI and its subsidiaries form special purpose vehicles ("SPVs"), primarily to facilitate investments by its customers. EM Manager and EM CRE are the managing members of the significant majority of such SPVs. In certain limited instances, EM Advisor may be the managing member of an SPV. Each SPV has a unique bank account and investors fund directly into such bank account and are subsequently admitted as members of the relevant SPV.

Each SPV typically makes an investment into a target investment entity, which is a joint venture vehicle controlled by the investment Sponsor. The joint venture vehicle holds an indirect ownership interest in real property, or a loan collateralized directly or indirectly by real property.

EM Manager and EM Advisor do not have any employees or hold any assets outside of fee income. EM Manager, LLC and EM Advisor, LLC utilize the assets of EMI, including its employees and intellectual property, to fulfill their obligations.

EM CRE is the manager and sole member of EM CRE Strategies I, LLC. EM CRE Strategies I, LLC is a Delaware series limited liability company. EM CRE causes a new series to be formed in order to originate or participate in a real estate loan collateralized directly or indirectly by real property. Each series offers borrower payment dependent notes to investors to fund such underlying investment.

EM CRE does not have any employees or hold any assets outside of administrative income. EM CRE Strategies Manager utilizes the assets of EM, including its employees and intellectual property, to fulfill their obligations.

In some cases, EM customers invest directly into a target investment vehicle controlled by a third-party Sponsor. In such cases, EM Administration acts as an administrative agent on behalf of the Sponsor and investors. In such function, capital contributions are funded to EM Administration, which in turns funds the target. Distributions from target are made to EM Administration, which in turn funds to investors their pro rata allocations minus any fees and expenses payable to EM Administration.

EM Administration does not have any employees or hold any assets outside of administrative income. EM Administration utilize the assets of EMI, including its employees and intellectual property, to fulfill their obligations.

EM Advisor is the Managing Member of EM ST Notes Series. EM ST Notes issues notes, typically on a monthly basis, to investors and utilizes the funds to make short-term investments into target investments. EM ST Notes earns revenue from such investments and has a monthly interest obligation to note holders. EMI typically invests three percent of the total of each new series of notes in a first loss position and is entitled to interest on such investment.

EM ST Notes does not have any employees or hold any assets outside of income generated by investments. EM ST Notes utilizes the assets of Equity Multiple, Inc., including its employees and intellectual property, to fulfill its obligations.

**Basis of Consolidation**

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of EQUITY MULTIPLE, INC. and its wholly owned subsidiaries. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiaries into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

**Fiscal year**

The Company operates on a December 31st year-end

**Summary of significant accounting policies:**

**Basis of accounting**

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

# EQUITY MULTIPLE, INC.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

**Risks and Uncertainties**

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, competition or changes in investor tastes.

The value of real estate may be adversely affected by a number of risks, including:

• natural disasters such as hurricanes, earthquakes and floods;

• acts of war or terrorism;

• adverse changes in national and local economic and real estate conditions;

• an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

• changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

• costs of remediation and liabilities associated with environmental conditions affecting properties; and

• the potential for uninsured or underinsured property losses.

**Use of estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

# EQUITY MULTIPLE, INC.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

**Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Cash and cash equivalents**

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

**Investments**

The Company records investments it holds in various real estate properties at cost and adjusts the value of these investments to reflect fair value. Unrealized gains and losses are recorded in other comprehensive income with any realized gains or losses charged to earnings.

**Accounts Receivable**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect from its SPVs. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreements. As of December 31, 2021, and December 31, 2020, the Company had not recorded an allowance for doubtful accounts as due to the nature of these receivables, there is no significant risk that material uncollectible accounts will exist at the end of each year.

**Property, plant, and Equipment**

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

PPE consists of computers, equipment, and furniture. During 2020, the Company purchased computers for a total price of $13,217 and during 2021, the Company purchased computers for a total price of $51,470, equipment for $6,333 and furniture for $6,097.

PPE items are depreciated based on the straight-line method and a 5-year useful life for computers and equipment and a 7-year useful life for furniture.

As of December 31, 2021, and December 31, 2020, the book value of PPE totaled $90,296 and $42,813, respectively.

**Intangible assets**

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of legal costs incurred for its note offering program.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts

The book value of intangible assets totaled $156,128 and nil as of December 31, 2021, and December 31, 2020, respectively.

**SAFE (Single Agreement for Future Equity) Convertible notes**

The Company issued SAFE agreement notes during 2018 in exchange for a payment of $2,875,000 at a post money valuation cap of $15,000,000 and a discount rate of 20%. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences, and restrictions as the shares of standard

Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

As of December 31, 2020, all the SAFE notes issued in 2018 were converted into 951,946 SAFE preferred shares (See Note "Stockholders' Equity").

**Short-term note series**

Starting from 2021, 'EM ST Notes, LLC ("the issuer") issued multiple series of short-term notes ("the notes") to accredited investors in a private placement. The issuer has been organized to issue the notes and use the proceeds to make company investments to or in asset vehicles that in turn will use such proceeds to, directly or indirectly, fund, make, acquire, originate, refinance, purchase and/or invest in investments. The issuer is managed by EM Advisor, LLC, a wholly owned subsidiary by Equity Multiple, Inc. Capital funded into the notes will be used to pre-fund the Company's future real estate offerings. The Company funds 3.00%-5.00% of the total offering.

The term of these notes is six (6) months and bear interest at a rate of 6.00% per annum during the initial term and 9.00% per annum during any extended term. Interest is paid on a monthly basis and principal is paid at maturity.

The issuer has the option to extend the maturity date of the 90-day notes for up to two (2) ninety (90) day periods and the maturity date of the 180-day notes for a single ninety (90) day period.

# EQUITY MULTIPLE, INC.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

Details of the note issuance are as follows:

| Alpine Note Series | Effective date | Maturity date | Equity Multiple, Inc. Investment | Total proceeds | Monthly Interest expense |
|---|---|---|---|---|---|
| Series No. I | September 19, 2021 | March 15, 2022 | $100,000 | $2,100,000 | $10,500 |
| Series No. II | October 16, 2021 | April 15, 2022 | $180,000 | $6,000,000 | $30,000 |
| Series No. III | November 16, 2021 | May 15, 2022 | $115,000 | $3,920,000 | $19,600 |
| Series No. IV | December 16, 2021 | June 15, 2022 | $85,000 | $2,850,000 | $7,125 |
| | | Totals | $480,000 | $14,870,000 | |

The outstanding balance on these notes as recorded on the consolidated financial statements constitute non-recourse obligations of an affiliate and the use of funds is restricted.

**Accrued bonuses**

The Company accrued $51,101 in bonuses to be paid to various employees in 2020. On February 21, 2021, the Company disbursed $222,000 in bonus payments and settled the 2020 accrual along with an accrual of $170,899 which existed as of December 31, 2019. These disbursements were made to various employees including executives such as the Company's Chief Executive Officer (CEO), Chief Financial Officer (CFO), Chief Investment Officer (CIO), Chief Technology Officer (CTO), and various managers in the departments of Product & Engineering, Asset management, Operations, Investor Relations, Marketing, Finance, and Investments.

During the year 2021, the Company accrued $550,000 in bonuses to be paid to various employees which was settled on March 15, 2022.

**SBA- Paycheck protection program grant (loan)**

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. The Company obtained a PPP loan of $500,700 on April 13, 2020, and the loan was fully forgiven on February 23, 2021, and the forgiveness amount was recorded in other income. The Company obtained an additional PPP loan of $576,783 on February 5, 2021, and as of December 31, 2021, the loan had not been forgiven.

**Revenue Recognition**

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives revenue mainly from the following sources:

- Origination fees
- Due diligence fees which are primarily used to cover costs associated with performing due diligence, structuring, and executing the investment, including legal documentation
- Technology & administrative closing fees
- Asset Management fees which are calculated on gross deal-level basis
- Administration fees which represent an annual expense reimbursement for ordinary course administrative cost per investor.
- Servicing fees
- Corporate investment income
- Profit participation
- Spread income
- Investment income on short term notes

**Income taxes**

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company incurred net operating losses for the years 2020 and 2021. These losses will be carried forward to future to offset against taxable income.

**Leases and rental agreements**

The Company entered into a lease agreement on August 25, 2021. The least term commences on September 7, 2021 and expires on the last day of the 64[th] full calendar month following the calendar month of the commencement date. As per the agreement, the Company is not required to pay rent for the first five months of the term.

The Company has a one-time right to extend the lease for one five (5) year term commencing on the day next following the expiration date and expiring on the last day of the calendar month immediately preceding the calendar month in which the fifth ($5^{th}$) anniversary of the option term commencement date occurs.

The future minimum rental payments under the agreement are as follows:

| Base Rent | Period |
|---|---|
| **$32,666.67 per month** | February 1, 2022 – February 1, 2023 |
| **$33,320 per month** | March 1, 2023 – March 1, 2024 |
| **$33,986.40 per month** | April 1, 2024 –April 1, 2025 |
| **$35,359.46 per month** | May 1, 2025– May 1, 2026 |

The company paid $163,333 for a security deposit on this lease and prepaid the first month of rent for a total of $32,666.67.

On September 20, 2019, the Company entered into a sub-lease rental agreement with a minimum required payment of $700 per team member per month in base rent, $500 per month for internet charges, and $575 per month for cleaning charges.

**Recently issued accounting pronouncements**

In *February 2016,* the FASB issued ASU *2016-02,* Leases ("ASU *2016-02"),* which is codified in ASC *842,* Leases ("ASC *842")* and supersedes current lease guidance in ASC *840,* Leases. ASC *842* requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC *842* expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In *July 2018,* the FASB issued ASU *2018-11,* Leases ASC *842:* Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after *December 15, 2021,* and interim periods within fiscal years beginning after *December 15, 2022.*

**Stockholders' Equity**

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares of Common Stock authorized to be issued is seven million three hundred twenty-nine thousand seven hundred ninety-three (7,329,793) shares at a par value of $0.0001 per share.

The total number of shares of Preferred stock authorized to be issued is three million nine hundred two thousand two hundred ninety-three (3,902,293) shares at a par value of $0.0001 per share, 1,111,111 of which shares are designated as "Series Seed -1 Preferred Stock", 1,377,790 of which shares are designated as "Series Seed -2 Preferred Stock", 461,446 of which shares are designated as "Series Seed -3 Preferred Stock" and 951,946 of which shares are designated as "Series Seed-4 Preferred Stock," together with the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-4 Preferred Stock, the "Series Seed Preferred Stock").

Preferred Stock

As of December 31, 2021, and December 31, 2020, the total number of shares of Preferred Stock issued and outstanding was 3,863,419 and 3,863,419, respectively.

During the calendar year 2020, the Company converted various debt and debt-like instruments 'the instruments' to Preferred Stock. The details below describe the nature and terms of the instruments:

- During 2015, the Company issued $792,500 in convertible notes at a valuation cap of $3,250,000 and a discount rate of 20%. Interest rate on these notes was 3.5%. These notes were converted to Preferred Stock as per the details in 'Table 1'

- During 2016, the Company issued $758,921 in convertible notes at a valuation cap of $3,250,000 - $6,000,000 and a discount rate of 20%. Interest rate on these notes was between 2.5 and 3.5%. These notes were converted to Preferred Stock as per the details in 'Table 1'.

- During 2017, the Company issued $529,644 in convertible notes at a valuation cap of $6,000,000 and a discount rate of 20%. Interest rate on these notes was 2.5%. These notes were converted to Preferred Stock as per the details in 'Table 1'

- During 2018, the Company issued $2,875,000 in SAFE convertible notes at a valuation cap of $15,000,000 and a discount rate of 20%. SAFE notes do not bear interest rates (See 'SAFE (Single Agreement for Future Equity) Convertible notes'). These notes were converted to Preferred Stock as per the details in 'Table 1'.

As of December 31, 2020, all outstanding debt, and debt-like instruments together with their accrued interest were converted to Preferred Stock according to the following table:

# EQUITY MULTIPLE, INC.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

**'Table 1'**

| Valuation CAP | Total principal value | Accrued Interest | Accrued Interest & Principal | Shares issued | Conversion price per share | Designation |
|---|---|---|---|---|---|---|
| **3,250,000** | $1,252,032 | $179,732 | $1,431,764 | 1,377,790 | $1.04 | Series Seed -2 Preferred Stock |
| **6,000,000** | $829,033 | $56,244 | $885,277 | 461,446 | $1.92 | Series Seed -3 Preferred Stock |
| **15,000,000** | $2,875,000 | - | $2,875,000 | 951,946 | $3.02 | Series Seed -4 Preferred Stock |
| **Total** | **$4,956,065** | **$235,976** | **$5,192,041** | **2,791,206** | | |

During 2020, the company issued 1,072,237 in Series Seed -1 preferred stock in exchange for a cash payment of $4,825,112 ($4.5 per share).

# EQUITY MULTIPLE, INC.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

<u>Common Stock</u>

As of December 31, 2021, and December 31, 2020, the total number of shares of Common Stock issued and outstanding was 3,055,920 and 2,665,499, respectively.

**Equity Incentive plans**

The Company's Board of Directors adopted a Stock Incentive Plan in 2017. The purpose of the Plan is to attract, incentivize and retain Employees, Outside Directors and Consultants through the grant of Awards. The Plan provides for the direct award or sale of Shares, the grant of Options to purchase Shares and the grant of Restricted Stock Units to acquire Shares. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options which are not intended to so qualify and only Employees are eligible for the grant of ISOs.

A person who owns more than 10% of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries is not eligible for the grant of an ISO unless (i) the Exercise Price is at least 110% of the Fair Market value of a Share on the Date of Grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the Date of Grant.

The maximum term of an Option is ten (10) years from the date of grant. The plan is effective for a term of 10 years from the date of its adoption and the maximum aggregate number of shares that may be issued under the plan is 577,500 shares of common stock as approved by the Board on August 30, 2019. In the event that Shares previously issued under the Plan are forfeited to or repurchased by the Company due to failure to vest, such Shares will be added to the number of Shares then available for issuance under the Plan.

The exercise price of each option is determined as follows:

- Minimum Exercise Price for ISOs. The Exercise Price per Share of an ISO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant; provided, however, that the Exercise Price per Share of an ISO granted to a Ten Percent Stockholder shall not be less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date of grant.

- Minimum Exercise Price for NSOs. The Exercise Price per Share of an NSO shall not be less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

All or a portion of the Purchase Price or Exercise Price (as the case may be) of Shares issued under the Plan may be paid with a promissory note and the Shares will be pledged as security for payment of the principal amount of the promissory note and interest thereon.

The details of stock option grants are as follows:

- During 2019, the Company granted 311,000 in incentive stock options and 154,000 in non-statutory stock options at an exercise price of $0.22 per share and during 2021, the Company granted 198,450 in incentive stock options and 248,500 in non-statutory stock options at an exercise price of $1.25 per share.

- The number of shares vested and outstanding was 211,576 and 246,719 as of December 31, 2021, and December 31, 2020, respectively.

- 9,001 of the unvested shares as of December 31, 2020, were forfeited subsequent to the termination of employees and 162,962 of the unvested shares as of December 31, 2021, were forfeited subsequent to the termination of employees.

- During 2020, 2,999 ISO shares were exercised and during 2021, 380,000 and 10,421 NSO and ISO shares were exercised, respectively.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

As a response to the audit, the company recognized stock-based compensation expense in the amount of $395,894 and $54,938 for the years ending 2021 and 2020, respectively.

**Off-Balance Sheet Arrangements**

Other than contractual commitments and other legal contingencies incurred in the normal course of our business, The Company does not have any off-balance sheet financings or liabilities.

**Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.

# EQUITY MULTIPLE, INC.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

## FOR THE YEARS ENDING DECEMBER 31, 2021, AND DECEMBER 31, 2020

**Subsequent events**

During the year 2021, the Company accrued $550,000 in bonuses due to various employees. These bonuses were paid on March 15, 2022.

The Company evaluated subsequent events through May 16, 2022, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.